since 1907

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D

RECEIVED
2006 MAY 24 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 25 2006
THOMSON FINANCIAL


06013655

Reykjavik, 15.05.2006
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. Press release (11 May 2006): Presentation of 1Q Results (enclosed).
2. Press release (11 May 2006): 1Q Results 2006, along with the following attachements (enclosed):
   a. Actavis Reports Record First Quarter Profits.
   b. Actacis Group hf. Consolidated interim financial statements.
3. Press release (12 May 2006): Presentation of 1Q 2006 along with the following attachment (enclosed):
   a. Group presentation, Record Quarter in growth and profits.

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Sigurður Snædal Júlíusson hdl.
LOGOS legal services

Partners in alphabetical order

Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner • Hákon Árnason
Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Jakob R. Möller • Othar Örn Petersen • Pétur Guðmundarson • Ragnar Tómas Árnason

Efstaleiti 5 • IS-103 Reykjavík • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel:+ 44 20 7920 3000 • Fax: +44 20 7920 3099



KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Presentation of 1Q Results 11 May at 17:30

11.5.2006 13:05:00

Flokkur: Afkomufréttir

Prenta

Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, will announce its results for the first quarter today, 11 May 2006 at 16.00 GMT.

A presentation for analysts and shareholders will be held at Hotel Nordica, Reykjavik, Iceland, today at 17:30 GMT. A copy of the analyst presentation and other related material will be available at www.actavis.com following the meeting.



Actavis Group - 1Q Results 2006 11.5.2006 17:13:42

Flokkur: Afkomufréttir Prenta

Actavis Group - Fréttatilkynning 3 mánaða 2006.pdf

Actavis Group hf 1Q 2006.pdf

Actavis Group Q1 2006 Press Release.pdf

Actavis Reports Record First Quarter Profits

- Strong revenue growth across all business divisions -

Reykjavik, Iceland, 12 May, 2006 - Actavis Group (ICEX: ACT; 'Actavis'), the international generic pharmaceuticals company, today announces results for the first quarter ended 31 March, 2006.

Q1 Highlights

- Reported Group revenue up 236% to EUR341.9 million (Q1 2005: EUR101.8 million). The underlying revenue growth (based on the businesses owned in Q1-05) was 23%, equivalent to 20% at constant exchange rates. In addition, strong underlying growth was generated in the businesses acquired during 2005.
  - Sales in Central & Eastern Europe (CEE) and Asia were up 62% to 116.5 million (Q1 2005: EUR72.0) due to underlying growth of 14%, plus the contribution from businesses acquired during 2005.
  - Sales in Western Europe, the Middle East and Africa were EUR71.9 million, almost all due to the acquisition of Alpharma's European generics operations
  - Sales in North America were EUR113.0 million, including EUR77 million as the first time contribution from Alpharma's human generics division in addition to EUR36.0 million from Amide (consolidated into Group accounts from 1 July 2005)
  - Third party sales were up 38% to EUR38.9 million following strong growth in Germany and France.
- EBITDA margin of 21.2%, reflecting improved performance in USA. Underlying growth in EBITDA was 17 %, excluding acquisitions made during 2005.
- Net profit increased by 202% to EUR31.3 million (Q1 2005: EUR 10.4 million)
- Earnings per share (fully diluted) increased 58% to EUR 0.00587 (Q1-05: EUR 0.00372).
- Acquisition of Sindan in Romania for EUR147.5 million, proving entry into a new therapeutic field of oncology
- 86 product launches (47 molecules) in Q1 across all business divisions, supporting future growth

	Three months ended 31 March		
Thousands of Euro	**1Q 2006**	**1Q 2005**	**% Change**
Total revenues........................	341.879	101.790	235,9%
Total expenses........................	(291.836)	(82.918)	252,0%
EBITDA..................................	72.498	24.565	195,1%
EBITDA %.............................	21,2%	24,1%	
Profit before tax (PBT).............	40.010	11.674	242,7%
Net profit after Minorities..........	31.320	10.381	201,7%
Diluted Earnings per Share.......	0,00587	0,00372	57,7%

Calculation of diluted EPS is in euros and takes full account of preferred shares and their dividend payments.

Actavis President & CEO, Robert Wessman, commented:

"This is has been another period of exceptional growth for Actavis and the third quarter in succession that we have produced record results and outperformed market expectations. While the business has benefited from strategic acquisitions in key markets, the underlying performance of the Group is

extremely encouraging. We have launched approximately 86 products into different markets during the quarter across the business and the new product pipeline remains one of the strongest in the generics industry. The business is off to a very strong start in 2006 and we are confident that we can build upon this and deliver the increased benefits to our shareholders."

actavis

creating value in pharmaceuticals

Actavis Reports Record First Quarter Profits

- Strong revenue growth across all business divisions -

Reykjavik, Iceland, 12 May, 2006 - Actavis Group (ICEX: ACT; 'Actavis'), the international generic pharmaceuticals company, today announces results for the first quarter ended 31 March, 2006.

Q1 Highlights

- Reported Group revenue up 236% to EUR341.9 million (Q1 2005: EUR101.8 million). The underlying revenue growth (based on the businesses owned in Q1-05) was 23%, equivalent to 20% at constant exchange rates. In addition, strong underlying growth was generated in the businesses acquired during 2005.
  - Sales in Central & Eastern Europe (CEE) and Asia were up 62% to 116.5 million (Q1 2005: EUR72.0) due to underlying growth of 14%, plus the contribution from businesses acquired during 2005.
  - Sales in Western Europe, the Middle East and Africa were EUR71.9 million, almost all due to the acquisition of Alpharma's European generics operations
  - Sales in North America were EUR113.0 million, including EUR77 million as the first time contribution from Alpharma's human generics division in addition to EUR36.0 million from Amide (consolidated into Group accounts from 1 July 2005)
  - Third party sales were up 38% to EUR38.9 million following strong growth in Germany and France.
- EBITDA margin of 21.2%, reflecting improved performance in USA. Underlying growth in EBITDA was 17 %, excluding acquisitions made during 2005.
- Net profit increased by 202% to EUR31.3 million (Q1 2005: EUR 10.4 million)
- Earnings per share (fully diluted) increased 58% to EUR 0.00587 (Q1-05: EUR 0.00372).
- Acquisition of Sindan in Romania for EUR147.5 million, proving entry into a new therapeutic field of oncology
- 86 product launches (47 molecules) in Q1 across all business divisions, supporting future growth

	Three months ended 31 March		
Thousands of Euro	**1Q 2006**	**1Q 2005**	**% Change**
Total revenues	341.879	101.790	235,9%
Total expenses	(291.836)	(82.918)	252,0%
EBITDA	72.498	24.565	195,1%
EBITDA %	21,2%	24,1%	
Profit before tax (PBT)	40.010	11.674	242,7%
Net profit after Minorities	31.320	10.381	201,7%
Diluted Earnings per Share	0,00587	0,00372	57,7%

*Calculation of diluted EPS is in euros and takes full account of preferred shares and their dividend payments.

Actavis President & CEO, Robert Wessman, commented:

"This is has been another period of exceptional growth for Actavis and the third quarter in succession that we have produced record results and outperformed market expectations. While the business has benefited from strategic acquisitions in key markets, the underlying performance of the Group is extremely encouraging. We have launched approximately 86 products into different markets during the quarter across the business and the new product pipeline remains one of the strongest in the generics industry. The business is off to a very strong start in 2006 and we are confident that we can build upon this and deliver the increased benefits to our shareholders."

Financial Highlights for First Quarter Results

Income

Revenue for the quarter increased 236% to EUR341.9 million (Q1 2005: EUR101.8 million). The underlying growth rate (based on the businesses owned in Q1-05) was 23%, or 20% at constant exchange rates. Strong results were delivered in CEE & Asia where sales increased by 62% during the quarter to EUR116.5 million (Q1 2005: EUR72.0 million). This reflects both the strength of the underlying business and the impact of the acquisitions made in 2005. Underlying growth in CEE & Asia division was 14% (11% at constant exchange rates) reflecting especially good performances in Turkey, Russia, Ukraine and the Balkans. Sales in the Third-party division had underlying growth of 38%, with sales of EUR38.9 million (Q1 2005: EUR28.3 million) driven by strong performances in Germany and France. The North American division reported sales of EUR113.0 million and both components of that division, Amide and Alpharma's human generics business, performed above managements expectations. Alpharma was incorporated into Group accounts at the end of 2005.

	Three months ended 31 March		
Thousands of Euro	**Q1 2006**	**Q1 2005**	
Total revenues	**341.879**	**101.790**	**235,9%**
Gross profit	**146.906**	**46.413**	**216,5%**
EBITDA	**72.499**	**24.564**	**195,1%**
EBITDA %	**21,2%**	**24,1%**	**-2,9%**
Net Profit	**31.320**	**10.381**	**201,7%**

Change in EBITDA between periods is shown in basic points

Operating Expenses

Operating expenses in the quarter were EUR291.8 million (Q1 2005: EUR 82.9 million), 85.4% of total revenues, up from the previous quarter (Q4 2005: 82.3%). Cost of goods sold as a percentage of total revenues increased to 54.4% for the quarter, from 46.9% in the previous quarter, mainly due to lower margins from Alpharma. Sales and marketing expenses increased as a percent of revenues to 14.9% in the quarter (Q4 2005: 12.5%), due to the consolidation of the Alpharma's generics operations in the Western European markets which require higher marketing expenditure. General and administrative expenses reduced relative to the previous quarter to 9.4% (Q4 2005: 12.5%), as revenue increased while corporate overheads were held flat. Total R&D spending was EUR34.9 million (10.2% of total revenues) in Q1 2006; EUR22.6 million expensed and EUR12.3 million capitalised in the period.

	Three months ended 31 March			
Thousands of Euro	**Q1 2006**	**% Revenue**	**Q4 2005**	**% Revenue**
Total revenues	**341.879**	**100,0%**	**194.957**	**100,0%**
Costs of Goods Sold	**186.150**	**54,4%**	**89.970**	**46,1%**
Sales and marketing Expenses	**50.984**	**14,9%**	**24.311**	**12,5%**
Research and Developoment Expenses	**22.590**	**6,6%**	**21.472**	**11,0%**
General and Administrative Expenses	**32.113**	**9,4%**	**24.284**	**12,5%**
Total Operating Expenses	**291.836**	**85,4%**	**160.038**	**82,1%**

EBITDA

Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation ("EBITDA") increased 195.1% to EUR72.5 million for the quarter (Q1 2005: EUR24.6 million). EBITDA margin was 21.2% in the quarter, exceeding management expectations. The performance in the quarter included a strong contribution from the North America division, in particular Amide, which increased the average EBITDA margin for the Group. From the total first quarter EBITDA, of EUR72.5 million, EUR43.7 million (60.2%) was contributed from businesses acquired during 2005. The businesses owned in Q1-05 (Central Eastern Europe and Third Party Sales) delivered underlying growth in EBITDA of 17%.

Net interest expense was EUR9.2 million. Financial items also included a small EUR0.8 million exchange loss.

Profit before tax increased 242.7% to EUR40.0 million in the quarter (Q1 2005: EUR11.7 million). The Group's tax charge for the quarter was EUR8.2 million and the effective tax rate was 20.4%.

Net profit was EUR31.3 million in the quarter, up 182.3% from the previous year (Q1 2005: EUR11.1m). Diluted earnings per share ("EPS") were EUR0.00587 in the quarter up 58% against (Q1 2005 EUR0.00372). The calculation of diluted earnings per share takes full account of the Preferred Shares and their dividend entitlements.

Working capital provided by operating activities was EUR52.1 million, more than double the equivalent figure of Q1-05 (EUR 24.8 million). This was offset by increases in working capital of EUR56.8 million due to seasonal increases in receivables, build-up of inventories to support new launches, and prepayment of group insurances. Consequently net cash outflow from operating activities in the quarter was EUR4.7 million, (Q1 2005: EUR24.8m inflow). The total of capital expenditure for the quarter (including R&D) totalled EUR32.5 million, similar to EUR33.3 million for the previous quarter. Net investments in development projects amounted to EUR 12.3 million during the fourth quarter (Q4 2005: EUR13.9m). Investments in fixed assets were EUR20.2 million (Q4 2005: EUR 19.4 million) focused on completing the Riverview factory at Amide and upgrading the factories in Bulgaria, Malta and Serbia. The Group had a net free cash outflow of EUR37.2 million (outflow of EUR5.0m in Q4 2005). 4
During the quarter, the Group increased its long-term debt by EUR214 million, mainly to fund the EUR147.5 million all cash acquisition of Sindan in Romania Sale of treasury shares for cash raised EUR14.4 million. The closing cash balance was strong, at EUR140 million. Net debt increased by EUR 101 million to EUR 989.4 million.

Divisional Review

Actavis is comprised of four operating divisions: Its three own-label sales divisions of Central & Eastern Europe and Asia; Western Europe, the Middle East and Africa and North America. The Group's Third Party Sales division forms the fourth business stream. During the quarter the Group launched a total of 86 (46 different molecules/products) products across the business into Actavis' key markets. The most significant new product launches included Lanzoprazole, which is prescribed for the treatment of gastric ulcers and Glimepiride, an oral blood-glucose lowering drug used for diabetes.

Actavis has one of the broadest portfolios in the generics sector with over 600 products on the market. The Group has an exceptionally strong product pipeline with 253 products currently in its in-house development, covering 192 molecules. Actavis is still expecting to file at least 21 Abbreviated New Drug Applications ("ANDAs") in 2006 and reach its target of 30 filings for full year.

Central & Eastern Europe and Asia, 34% of Q1 revenues

First quarter sales of the division grew by 62% to EUR116.5 million (Q1 2005: EUR72.0 million). 30 products were launched into key markets (24 different molecules/products), including products such as Fosinopril, Risperidone and Sertraline. Key markets in the region include: Turkey (31% of sales), Russia (12% of sales), Balkan Region (8% of sales), and Bulgaria including the Higia distribution business (30% of sales), with sales of EUR34.5 million in the quarter.

Turkey - 31% of the regions sales in Q1 2006
First quarter sales grew by 30% to EUR36.3 million (Q1 2005: EUR28.0 million). There was good volume growth across most products, notably from Cravit (Levofloxacin) and Oraceftin (Cefuroxime). The Company expects to launch 8 new products in Turkey by the end of the year.

Russia - 12% of the division's sales in Q1 2006
Russia continued to perform strongly with total sales in first quarter of EUR13.8 million, a 58% increase on the first quarter 2005. Actavis has generated good results from its focus on increased promotion and branding activities. The main growth drivers were strong sales of Phezam (Cinnarizine/Piractam) and Troxevasin (Troxerutin). Actavis launched four new products in Russia during the quarter, including the successful launch of Fosicard (Fosinopril).

Balkan - 8% of the divisions sales in Q1 2006
First quarter sales were EUR9.8 million (Q1 2005: EUR8.0 million), delivering a 22% growth over 2005. The Company continued to strengthen its position in Serbia and is performing better in new markets like Romania and Albania comparing from last year.

Other markets - 49% of the division's sales in Q1 2006
Bulgaria had a slow start to the year, partly due to integration of pharmaceutical distribution business of Higia. Sales were EUR 34.5 million including revenue from Higia; compared to previous year, underlying growth was negative. Ukraine delivered a very strong first quarter, sales were EUR5.9 million, 156.0% over the first quarter 2005 (EUR2.3 million). In the Central European region which includes Hungary, Poland, Slovak and Czech Republic, Sales in Q1 was EUR7.3 million. Asia is a new market within the Actavis group with first quarter sales EUR5.2 million and has potential for growth in coming years when Actavis product portfolio will be available in Asia.

Western Europe, Middle East and Africa, 21% of Q1 revenues

The division had total sales of EUR71.9 million, of which around 95% has been generated as the result of acquisitions completed in 2005, specifically the European operations of Alpharma. 25 products were launched (total of 16 different molecules/products) into key markets in the quarter, including products such as terbinafine, amlodipine and tamsulosin. Of the 25 product launches, 11 were first to market. Key markets for the division include: the UK (27% of divisions sales), Germany (18% of sales), the Nordic countries (35%) and Netherlands (8%).

UK
Sales for the quarter were EUR19.4 million, despite increased price erosion on key molecules, including the hospital tender business. Two new products were launched on the market in the quarter and two branded OTC launches are expected in coming months, supporting further revenue growth opportunities.

Germany
Sales for the quarter were EUR12.5 million. Three new products were launched in first quarter. Actavis is currently the sixth largest generic company in Germany. The new pharmaceutical legislation in Germany, which came into effect on the 1st of May, is expected to have moderate effects on the revenue for the rest of 2006. This legislation obliges pharmaceutical companies to give a 10% rebate on generics to the sick funds, but also bans discounts to pharmacies.

Other markets
Sales in the Nordic markets were EUR25 million and above management expectation. Contributing to the increased sale in Nordic were 9 new products were launched in first quarter. Portugal sales were EUR3.0 million and the country had 4 new product launches.

North America division - 33% of Q1 revenues

The first quarter results include a first time contribution from Alpharma which was fully incorporated into the Group's accounts at the end of 2005. Due to this being a new division, principally comprised of Alpharma and Amide there are no comparative numbers for 2005 as Alpharma´s Human Generics Division did not report on a quarterly basis in 2005.

The North American Division successfully integrated former Amide and Alpharma Sales & Marketing teams to create a single face to the customers during first quarter. Integration efforts on financial, IT, manufacturing and R&D are also tracking favourably to plan. The division filed 9 ANDAs and introduced seven 6 new products to the US market during the quarter.

The Division's first quarter revenue were over internal expectations. Business results were driven by continued strong performance of key products including Diltiazem, Gabapentin, Quineretic, Lovastatin, expanded product distribution, OTC and private label expansion, and strong cost containment efforts. Reported Revenue in first quarter was EUR113.0 million, a 272% increase over reported fourth quarter results (Q4 2005: EUR 30.4 million) following the full effect of Alpharma US Generics business.

Third-Party Sales - 11% of Q1 revenue

The Divisions Q1 revenues were in line with expectations and reached EUR38.9 million, up 41,5% from Q1 2005. Product sales of a total of EUR36.5 m were in line with management expectation and the key products include Ramipril, Ciprofloxacin and Citalopram. Dossier sales were somewhat below expectation and amounted to EUR2.4 m.

Germany - 46% of Third-party product sales (Q1)
As before, Germany is the biggest market for the division, with sales of EUR 15.6 million during the quarter, with Ramipril tablets, Ramipril HCT and Citalopram for international distribution, being the

most important products. The new pharmaceutical legislation in Germany, which came into effect on the 1 May, is not expected to have significant consequences for the division.

France - 11% of Third-party product sales (Q1)
For the second quarter in a row France was the second largest market, with sales of EUR3.8million, up 196% from Q1 2005 but down 34% from Q4 2005. Two new products were launched in France in Q1, Ramipril capsules, upon patent expiry in France, and later Ramipril tablets which turned out as the top selling product to this country, followed by Sertraline capsules and Paroxetine.

Other important markets
Belgium and Switzerland are new on the top market list for Third Party Sales, whereas Netherlands has been an important market for the division for years. The biggest product sold to Belgium is Citalopram, whereas Ciprofloxacin is the most important product for Switzerland and Netherlands.

Guidance

In 2006, Actavis is targeting revenue of EUR1.36 billion and an EBITDA margin of approximately 20%. This takes into account the consolidation of Sindan from 1 April 2006. Strong growth is expected in both our North America and CEEA divisions as we continue to integrate recent acquisitions and leverage our strong pipeline of new products. We expect our Third-party sales and West Europe divisions to deliver low single digit growth over 2005 for the full year.

Method of Consolidation

The consolidated financial statements comprise the financial statements of Actavis Group hf. and its subsidiaries.

The Group's financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS). The Group's financial statements have previously been prepared in accordance with the Financial Statements Act and generally accepted accounting principles in Iceland. The changes in the Group's stockholder's equity 1 January 2005 as a result of the implementation of IFRS, is an increase amounting to EUR5.9 million.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Group companies are those companies in which the parent company has a controlling financial interest through direct and indirect ownership of a majority voting interest or effective managerial and contractual control. The subsidiaries held or acquired exclusively with a view to subsequent resale are excluded from consolidation and are included as available-for-sale investments and measured at fair value where this can be reliably measured or at cost less impairment losses where fair value cannot be reliably measured. All material intra-group balances, transactions and any unrealised gains from intra-group transactions have been eliminated in consolidation. The equity and net income attributable to minority interests are shown as separate items in the consolidated financial statements.

Auditing

The quarterly accounts have been reviewed by the Group's auditors, KPMG.

Presentation of Financial Results

An open meeting for investors, analysts and shareholders will be held at the Nordica Hotel in Reykjavik, Iceland, at 17.30 GMT on 12 May 2006. A copy of the presentation will be available on www.actavis.com following the meeting.

Actavis' Financial Calendar

Q2 results	10th August 2006
Q3 results	9th November 2006
Q4 results	13th March 2007
Q1 results 2007	8th May 2007

Enquiries:

Actavis Group

Robert Wessman President & CEO	Tel: +354 535 2300]
Mark Keatley, Chief Financial Officer	Tel: +354 535 2300
Halldor Kristmannsson, VP of Corporate Communications	Tel: +354 535 2300 / +354 840 3425

Financial Dynamics

Charlie Armitstead/ Jonathan Birt (New York)	Tel: +1 212 850 5691

About Actavis

Actavis Group is one of the world's leading generic pharmaceutical companies, with operations in 32 countries and over 10,000 employees. Founded in 1956, the Group specialises in the development, manufacture and sale of generic pharmaceuticals. Actavis is headquartered in Iceland, with development and manufacturing facilities in three continents. Actavis' acquisition of Alpharma's human generics business, completed in December 2005, places the company among the five leading companies in the generic pharmaceuticals market.

Forward Looking Statements

This press release contains forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

Income Statement	Q1 2006	Q1 2005
Net sales	333.056	96.958
Cost of goods sold	(186.150)	(50.546)
Gross profit	**146.906**	**46.413**
Other income	8.822	4.832
Sales and marketing expenses	(50.984)	(14.122)
Research and development expenses	(22.590)	(8.877)
General and administrative expenses	(32.113)	(9.374)
	(96.865)	(27.541)
Profit from operations (EBIT)	**50.041**	**18.873**
Financial income/(expenses)	(10.032)	(7.199)
Profit before tax	**40.009**	**11.674**
Income tax	(8.150)	(579)
Net profit	**31.859**	**11.095**
Attributable to:		
Equity holders of the Company	31.320	10.381
Minority interest	539	714
Profit for the period	**31.859**	**11.095**

Balance sheet	31.03.2006	31.12.2005
Non-current assets	1.877.040	1.755.077
Current assets	713.480	639.496
Total Assets	2.590.520	2.394.573
Stockholders' equity	1.015.238	997.334
Minority interest	11.016	10.695
Non-current liabilities	1.043.710	999.688
Current liabilites	520.555	386.856
Total equity and liabilities	2.590.520	2.394.573

Cash flow	Q1 2006	Q1 2005
Working capital from operating activities	52.141	24.759
Net cash provided by operating activites	(4.686)	24.755

Key ratios	Q1 2006	Q1 2005
EBITDA	72.499	24.565
EBITDA/revenues	21,2%	24,1%
EBIT/revenues	14,6%	18,5%
Basic Earnings per Share	0,00589	0,00372
Diluted Earnings per Share	0,00587	0,00372
Profit to sale	9,2%	10,9%
Return on equity (ROE)	14,3%	15,7%
Equity ratio	0,40	0,42
Current ratio	1,37	1,65

Balance sheet	31.03.2006	31.12.2005
Non-current assets	1.877.040	1.755.077
Current assets	713.480	639.496
Total Assets	2.590.520	2.394.573
Stockholders' equity	1.015.238	997.334
Minority interest	11.016	10.695
Non-current liabilities	1.043.710	999.688
Current liabilites	520.555	386.856
Total equity and liabilities	2.590.520	2.394.573

Cash flow	Q1 2006	Q1 2005
Working capital from operating activities	52.141	24.759
Net cash provided by operating activites	(4.686)	24.755

Key ratios	Q1 2006	Q1 2005
EBITDA	72.499	24.565
EBITDA/revenues	21,2%	24,1%
EBIT/revenues	14,6%	18,5%
Basic Earnings per Share	0,00589	0,00372
Diluted Earnings per Share	0,00587	0,00372
Profit to sale	9,2%	10,9%
Return on equity (ROE)	14,3%	15,7%
Equity ratio	0,40	0,42
Current ratio	1,37	1,65

Actavis Group hf.

Consolidated interim financial statements
Three months ended 31 March 2006
Euro

Contents

Endorsement by the board of directors and the president and CEO

The consolidated interim financial statements of Actavis Group include the financial statements of Actavis Group hf. (the Company) and its subsidiaries, together referred to as the Group.

Net profit for the period amounted to EUR31.9 million, according to the income statement. Total equity amounted to EUR1,026.3 million at the end of the period as shown in the balance sheet. Changes in total equity and appropriation of net profits are further explained in the financial statements.

At the end of March the Company acquired Sindan AG and Oncopharma AG in Switzerland. Sindan AG is a holding company and owns the Romanian generic pharmaceutical company Sindan Pharma SRL which specialises in the manufacturing and distribution of oncology products. Oncopharma AG is a distribution company and owns the Polish company Sindan Polska SA which specialises in the sales and marketing of generic pharmaceuticals. The Group's income statement for the period was not affected by this acquisition.

The Group's consolidated interim financial statements for the three months then ended 31 March 2006 were approved by the board of directors and the president and CEO of Actavis Group hf. on 11 May 2006 and signed on their behalf by:

Board of Directors:

Bjorgolfur Thor Bjorgolfsson
Chairman of the Board

Andri Sveinsson | Karl Wernerson

Sindri Sindrason | Magnus Thorsteinsson

President and CEO:

Robert Wessman

Auditors´ report

To the Board of directors of Actavis Group hf.

We have performed a limited review of the interim consolidated balance sheet of Actavis Group hf. and its subsidiaries as of 31 March 2006 and the related interim consolidated income statement and interim consolidated statement of cash flow for the three months then ended. All information included in these interim consolidated financial statements is the representation of the management of Actavis Group hf.

A limited review is confined to the presentation of financial statements information that is the representation of the Group's management. We have not audited or performed a full scope review on the accompanying interim consolidated financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Reykjavik, 11 May 2006.

Alexander G. Edvardsson
Audur Thorisdottir

KPMG Endurskodun hf.

Consolidated interim income statement for the three months ended 31 March 2006

	Notes	YTD 2006	YTD 2005
Net sales		333,056	96,958
Cost of goods sold		(186,150)	(50,546)
Gross profit		146,906	46,413
Other income		8,822	4,832
Sales and marketing		(50,984)	(14,122)
Research and development		(22,590)	(8,877)
General and administrative		(32,113)	(9,374)
		(96,865)	(27,541)
Profit from operations		50,041	18,873
Financial income/(expenses)	5	(10,032)	(7,199)
Profit before tax		40,009	11,674
Income tax		(8,150)	(579)
Profit for the period		31,859	11,095
Attributable to:			
Equity holders of the Company		31,320	10,381
Minority interest		539	714
Profit for the period		31,859	11,095
Earnings per Share	6		
Basic Earnings per Share (EUR)		0.00589	0.00372
Diluted Earnings per Share (EUR)		0.00587	0.00372

Interim financial statements of Actavis Group hf. 31 March 2006 5 *Amounts are in thousands of euro*

Consolidated interim balance sheet at 31 March 2006

	Notes	31/3/2006	31/12/2005
Assets			
Non-current assets			
Goodwill	7	871,794	883,354
Other intangible assets	8	460,705	468,279
Property, plant and equipment	9	340,609	343,909
Investment in associated companies		0	253
Other investments		148,049	701
Deferred tax assets	20	55,883	58,581
		1,877,040	1,755,077
Current assets			
Inventories	12	228,481	231,367
Fair value derivatives		6,647	9,205
Trade and other receivables		338,139	299,616
Cash and cash equivalents		140,213	99,308
		713,480	639,496
Total assets		2,590,520	2,394,573
Equity and liabilities			
Stockholders' equity			
Share capital	13	53,011	52,961
Share premium		702,114	687,764
Other reserves	14	(17,803)	10,012
Retained earnings		277,916	246,597
		1,015,238	997,334
Minority interest		11,016	10,695
Total equity		1,026,254	1,008,029
Liabilities			
Non-current liabilities			
Interest bearing loans	17	919,203	868,389
Retirement benefit obligation	18	13,402	11,558
Obligations under finance leases	19	14,831	15,516
Deferred income tax liabilities	20	96,274	104,224
		1,043,710	999,688
Current liabilities			
Interest bearing loans	17	193,365	22,383
Accounts payable and other liabilities		319,608	359,888
Obligations under finance leases	19	2,185	2,111
Provisions	21	5,397	2,474
		520,555	386,855
Total liabilities		1,564,265	1,386,544
Total equity and liabilities		2,590,520	2,394,573

Interim financial statements of Actavis Group hf. 31 March 2006 6 *Amounts are in thousands of euro*

Consolidated interim statements of cash flows

	Notes	YTD 2006	YTD 2005
Cash flows (to) from operating activities			
Profit for the period		31,859	11,095
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and impairment of fixed assets	9	10,407	4,052
Amortisation of intangible assets	8	12,049	1,640
Currency fluctuations and indexation		(2,707)	8,089
Changes in deferred taxes		(3,020)	699
Other changes		3,552	(816)
Working capital provided by operating activities		52,141	24,759
Changes in operating assets and liabilities:			
Inventories, increase		(9,094)	(4,124)
Receivables, (increase) decrease		(38,183)	476
Short-term liabilities, (decrease) increase		(9,549)	3,644
Changes in operating assets and liabilities		(56,826)	(4)
Net cash (to) provided by operating activities		(4,686)	24,755
Cash flows to investing activities			
Increase in intangible assets		(12,313)	(4,497)
Investment in property, plant and equipment		(20,360)	(15,608)
Proceeds from sale of property and equipment		127	66
Investment in subsidiaries and other companies net of cash acquired		(147,684)	(25,998)
Proceeds from sale of investment in other companies		0	3,584
Securities, change		0	1,187
Net cash used in investing activities		(180,229)	(41,266)
Cash flows from financing activities			
Changes in capital stock		14,400	0
Proceeds from long-term borrowings		214,169	0
Payments of long-term debt		(1,988)	(10,834)
Changes in bank loans		651	37,193
Changes in finance leases		53	0
Net cash generated from financing activities		227,285	26,359
Net change in cash and cash equivalents		42,370	9,848
Effects of foreign exchange adjustments		(1,465)	471
Cash and cash equivalents at beginning of year		99,308	17,325
Cash and cash equivalents at end of period		140,213	27,644
Other information			
Interest paid		(4,853)	(3,908)
Income tax paid		(3,906)	(2,037)

Interim financial statements of Actavis Group hf. 31 March 2006 7 *Amounts are in thousands of euro*

Consolidated statement of changes in shareholders' equity

	Share capital							
	Common stock	Preference shares	Share premium	Other reserves	Retained earnings	Shareholder's equity	Minority interest	Total equity
Balance at 1 January 2005	36,181	0	98,332	(23,410)	172,149	283,252	9,853	293,105
New shares issued	4,557		160,895			165,452		165,452
Changes in treasury stock	2,223		82,039			84,262		84,262
Preference shares issued		10,000	346,498			356,498		356,498
Translation difference				31,674		31,674		31,674
Accrued stock option				1,748		1,748		1,748
Net profit for the year					78,007	78,007	2,995	81,003
Changes in minority interest						0	(2,153)	(2,153)
Dividend paid					(3,560)	(3,560)		(3,560)
Balance at 31 December 2005	42,961	10,000	687,764	10,012	246,596	997,334	10,695	1,008,028
Changes in capital stock	50		14,350			14,400		14,400
Translation difference				(28,204)		(28,204)		(28,204)
Accrued stock option				389		389		389
Net profit for the period					31,320	31,320	539	31,859
Changes in minority interest						0	(217)	(217)
Balance at 31 March 2006	43,011	10,000	702,114	(17,803)	277,916	1,015,239	11,017	1,026,255

Interim financial statements of Actavis Group hf. 31 March 2006 8 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

1. General Information

Actavis Group hf. (the Company) is a limited liability company domiciled in Iceland. Actavis Group and its subsidiaries (the Group) specialises in the development, manufacturing and sale of generic pharmaceuticals on international markets. The Group is financially strong and has experienced rapid growth in recent years.

The Group operates across five continents with its headquarters in Iceland. Principal markets include North America, Germany, the United Kingdom, the Nordic Countries, Turkey, Bulgaria and the Netherlands. Teams of pharmacists, chemists and other scientific professionals make up a total workforce of around 10,000 in over 30 countries. The Group maintains modern manufacturing facilities in USA, Bulgaria, China, Iceland, Indonesia, Malta, Turkey and UK. The plants produce a variety of medicines in different formulations, including tablets, capsules, injectables, suspensions, suppositories, creams and ointments.

An extensive network of sales and marketing offices enables effective market penetration. Strategic acquisitions, opening of new sales offices and intensive investment in the development of generic pharmaceuticals are fuelling the growth of the Group and have positioned it to take advantage of future opportunities.

These interim financial statements are presented in thousands of euro, with amounts rounded to the nearest thousand, as the euro is the currency of the primary economic environment in which the group operates.

2. Significant Accounting Policies

Basis of Accounting

The Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRSs).

The consolidated financial statements are prepared on a historical cost basis, except for the revaluation of certain properties and financial instruments. The principal accounting policies adopted are set out below.

Basis of Preparation

The consolidated financial statements are prepared on the basis of the stable platform of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The IFRS financial information are prepared on the basis of all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB.

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values af assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Basis of consolidation

-Subsidiaries

The consolidated interim financial statements incorporate the interim financial statements of the Group and enterprises controlled by the Group (its subsidiaries). Control is achieved where the Group has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The consolidated interim financial statements have been prepared using the purchase method of consolidation accounting. When ownership in subsidiaries is less than 100%, minority interest in the subsidiaries' income or loss and stockholders equity is accounted for in the calculation of consolidated income or loss and consolidated stockholders equity.

The results of subsidiaries acquired or disposed of during the period are included in the interim consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies applied in line with those applied by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

-Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is recognised as an asset and tested for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed. On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Revenue recognition

Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received and when title and risk of loss passes to the customer.

Revenue is recognised as follows for the different activities of the business after deductions for discounts and returns.
• Revenue from sales of pharmaceutical products is recognised on delivery to the customer, at which point the risk and rewards of ownership pass to the customer.
• Revenue from dossier sales is recognised in accordance with contractual milestones, upon confirmation of acceptance of the completion of the milestones by customers.
• Payments received from customers in advance of performance of the Group's obligations are included as deferred revenue, and not recognised as income until the obligations have been fulfilled.

Financial income and expenses

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investment is recognised when the Group's rights to receive dividend has been established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets at their cost value at the date of inception of the lease and are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The corresponding liability to the lessor is included in the balance sheet as an obligation under finance leases.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement.

On consolidation, the assets and liabilities of the Group's subsidiaries are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

The interim financial statements of foreign subsidiaries that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into euros.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are treated as assets and liabilities of foreign entities and translated at the closing rate.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in the income statement.

Post retirement benefit

- Defined contribution scheme

The Group's contributions to defined contribution plans are charged to the income statement as incurred.

- Employee termination indemnity

In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees on retirement or on termination for reasons other than resignation or misconduct. These payments are calculated based on a pre-determined formula and are subject to certain upper limits. The accrued liability is based on the present value of the future obligation of the Group that may arise from the retirement of the employees.

- Post retirement payment scheme

Government legislation in Bulgaria requires employers to pay retirement benefits based on an employees final salary and years of service to the Group. A calculation is performed annually by a qualified actuary to determine the Group's obligation in respect of this scheme.

Taxation

The tax expense comprises tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investment in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future benefits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Earnings per share

Earnings per share is the ratio between profit and weighted average number of common shares for the period and reveals net profit per share. The nominal value of each share amounts to one ISK. Calculation of diluted earnings per share takes into consideraton stock options made with the Group's employees and the prospective deliverance of shares related to those options. The calculation of dilution due to stock options is made by applying the Treasury Stock method.

Intangible assets

-Research and development

Research and development costs comprise of costs relating to the Group's research and development activities, including clinical studies, amortisation and depreciation, labour costs which are directly or indirectly attributable to the Group's research and development activities. Research costs are recognised in the income statement as incurred. An internally generated intangible asset arising from the Group's clinical development is only recognised if all of the following conditions are met:

- It is technically feasible to complete the intangible asset so that it will be available for use or sale.
- It is intended to use or sell the intangible asset.
- The intangible asset is capable of being used or sold.
- The intangible asset will generate probable future economic benefits. The Group has identified amongst other things, the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
- The expenditure attributable to the intangible asset during its development can be reliably measured.

Internally generated intangible assets are amortised on a straight-line basis over their expected useful lives, generally five years.

-Other intangible assets

Other intangible assets separately acquired or acquired as parts of business combinations are amortised over their estimated useful lives from the time they are available for use. The amortisation charge for each period is recognised as an expense.

Property, plant and equipment

Property, plant and equipment are carried at acquisition or manufacturing cost, less depreciation and impairment losses. Subsequent acquisition costs are capitalized. The manufacturing cost of self-constructed property, plant and equipment is calculated on the basis of the directly attributable costs as well as an appropriate share of overheads. In the case of acquisitions denominated in foreign currencies, subsequent exchange rate movements do not affect recognition of the asset at the original acquisition or manufacturing cost.

The depreciable amount of assets is allocated on a straight-line basis over their expected useful lives. The useful life is regularly reviewed and adjusted to the expected life. Impairment losses are charged where required in accordance with IAS 36, subsequently reversed if the original grounds for the write-down no longer applies. The depreciation charge for each year is recognised as an expense, on the following bases:

Property and plant	2-8%
Equipment	10-33%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or the lease term if shorter.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where assets do not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but not to exceed the carrying amount if no impairment loss has been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. An impairment loss in respect of goodwill is not reversed.

Investment

Investment in other companies is valued at acquisition cost less provisions for estimated impairment losses.

Securities which the company has the expressed intention and ability to hold to maturity are valued at cost, less an allowance for estimated irrecoverable amounts.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overhead expenses that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less the estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Accounts receivable in other currencies than euro, are valued at the exchange rates prevailing on the balance sheet date.

Cash and Cash equivalents

Bank balances and cash comprise cash and short-term deposits held by the Group's treasury function. The carrying amount of these assets approximates their fair values.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable and any dividend are discretinory, or is redeemable but only at the Company's option. Dividend payments on preference share capital classified as equity are recognised as distributions within equity.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and are presented as a reduction of net equity. Possible gains or losses on purchase or sale of treasury shares are not reported in the income statement.

Dividend

Dividend is recoginsed as a liability in the period declared.

Share-based Payments

The Group has issued share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Financial Liability and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings

Interest-bearing loans are recorded on the basis of the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Interest-bearing loans

Interest-bearing borrowings are recorded initally at fair value less attributable transaction cost. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value recognised in profit or loss over the period of the borrowings on an effective interest basis.

Accounts payable

Accounts payable are valued at nominal value and accounts payable in other currencies than euro have been recorded at the exchange rates prevailing on the balance sheet date.

Provisions

A provision is recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring costs resulting from acquisitions of subsidiaries are recognised when the company has a detailed formal plan for the restructuring which has been notified to affected parties.

3. Quarterly statements

	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Net sales	333,056	185,316	153,390	115,720	96,958
Cost of sales	(186,150)	(89,970)	(72,864)	(63,090)	(50,546)
Gross profit	146,906	95,345	80,526	52,631	46,412
Other operating income	8,822	9,231	7,548	6,269	4,832
Sales and marketing	(50,984)	(24,311)	(22,219)	(20,722)	(14,122)
Research and development	(22,590)	(21,472)	(14,443)	(9,497)	(8,877)
General and administration	(32,113)	(24,284)	(14,860)	(12,100)	(9,374)
Profit from operations	50,041	34,509	36,552	16,580	18,871
Financial income/(expenses)	(10,032)	3,153	(8,683)	(487)	(7,199)
Loss from associates	0	(1,015)	(801)	0	0
Profit before tax	40,009	36,647	27,068	16,094	11,672
Income tax	(8,150)	(1,232)	(3,864)	(4,802)	(579)
Net profit	31,859	35,415	23,204	11,291	11,093
EBITDA	72,499	52,156	48,303	23,447	24,565

4. Segment reporting

Geographical markets are the Group's primary segments. Segment information according to location of assets for YTD 2006:

	Western Europe	Eastern Europe	USA	Other Segments	Eliminations	Total
External revenue	110,861	111,892	113,014	6,112	0	341,879
Internal revenue	54,232	4,288	0	41	(58,561)	0
Total segment revenue	165,092	116,180	113,014	6,153	(58,561)	341,879

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

	Western Europe	Eastern Europe	USA	Other Segments	Eliminations	Total
Segment results	20,851	13,134	6,950	521	(9,597)	31,859

Segment report for YTD 2005:

	Western Europe	Eastern Europe	USA	Other Segments	Eliminations	Total
External revenue	50,903	50,887	0	0	0	101,790
Internal revenue	17,158	17,152	0	0	(34,310)	0
Total segment revenue	68,061	68,039	0	0	(34,310)	101,790
Segment results	13,665	11,845	0	(74)	(14,341)	11,095

Interim financial statements of Actavis Group hf. 31 March 2006 17 *Amounts are in thousands of euro*

5. Financial income and (expenses)

Interest income and (expenses) are specified as follows in thousands of euros:

	YTD 2006	YTD 2005
Interest income	1,575	1,199
Interest expenses	(10,772)	(3,070)
Currency fluctuations	(835)	(5,327)
	(10,032)	(7,199)

6. Earnings per share

The calculation of Earnings per common Share is based on the following data:

	YTD 2006	YTD 2005
Net profit attributable to equity holders	31,320	10,381
Effect of accumulated premium on preferred shares	(11,585)	0
Net profit attributable to equity holders of common shares	19,736	10,381
Basic earnings per common share:		
Outstanding common shares at the beginning of year	3,329	2,994
Effect of treasury shares	24	(203)
Total average number of common shares outstanding during the period (in million)	3,353	2,791
Basic Earnings per common Share (EUR)	0.00589	0.00372
Diluted earnings per common share:		
Outstanding common shares at the beginning of year	3,329	2,994
Effect of treasury shares	24	(203)
Effect of stock options	12	3
Total average number of common shares outstanding during the period (in million)	3,365	2,794
Diluted Earnings per common Share (EUR)	0.00587	0.00372

7. Goodwill

	YTD 2006
Cost	
At 1 January 2006	787,934
Adjustment due to purchase price allocation	98,721
Adjusted balance at 1 January 2006	886,654
Currency adjustments	(11,560)
At 31 March 2006	875,094
Accumulated impairment	
At 1 January 2006	3,300
At 31 March 2006	3,300
Net book value 31 March 2006	871,794

The goodwill is allocated among the four cash-generating units (CGU) which reflect the monitoring and management structure of the Group. The four CGU's are the geographical markets Western Europe, Eastern Europe, USA and rest of the world.

The Group tests goodwill on an annual basis for impairment. If there are any indications that goodwill might be impaired, tests are made on a more frequent basis.

The recoverable amounts of the CGU's are determined from value in use calculations. For calculation of the value in use the management makes assumptions regarding the rate of growth, the discount rate and profit and cash generation. Management estimates discount rates using the pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Profit and cash forecasts are based on past experience and management assessment of the market for the next five years.

Interim financial statements of Actavis Group hf. 31 March 2006 19 *Amounts are in thousands of euro*

8. Other intangible assets

	Development cost and know-how	Others intangibles	Total
Cost			
At 1 January 2006	91,419	492,574	583,993
Adjustment due to purchase price allocation	20,259	(103,524)	(83,264)
Adjusted balance at 1 January 2006	111,678	389,050	500,728
Currency adjustments	(1,678)	(7,416)	(9,094)
External additions	2,409	441	2,850
Internal additions	8,814	650	9,464
Sales	(140)	0	(140)
Disposals	(20)	0	(20)
At 31 March 2006	121,062	382,726	503,788
Acculmulated amortisation			
At 1 January 2006	22,494	13,542	36,036
Adjustment due to purchase price allocation	(3,560)	(27)	(3,587)
Adjusted balance at 1 January 2006	18,934	13,515	32,449
Currency adjustments	(701)	(713)	(1,415)
Amortised	3,343	8,706	12,049
At 31 March 2006	21,576	21,507	43,083
Net book value 31 March 2006	99,487	361,218	460,705

The amortisation and impairment losses of other intangible assets, classified by operational category, is specified as follows:

	YTD 2006	YTD 2005
Cost of sales	234	168
Sales and marketing expenses	1,343	13
Administration	9,315	49
Research and development	1,156	1,410
	12,049	1,640

Interim financial statements of Actavis Group hf. 31 March 2006 20 *Amounts are in thousands of euro*

9. Property, plant and equipment

	Property and plant	Machinery and equipment	Total
Cost			
At 1 January 2006	140,139	337,586	477,724
Adjustment due to purchase price allocation	101,517	23,551	125,067
Adjusted balance at 1 January 2006	241,655	361,137	602,792
Currency adjustments	(9,353)	(11,370)	(20,722)
Additions due to acquisitions	4,175	0	4,175
Additions	2,760	13,489	16,248
Sales	0	(161)	(161)
Disposals	0	(495)	(495)
At 31 March 2006	239,237	362,600	601,837
Accumulated depreciation			
At 1 January 2006	23,800	107,654	131,454
Adjustment due to purchase price allocation	43,011	84,418	127,429
Adjusted balance at 1 January 2006	66,811	192,072	258,883
Currency adjustments	(2,327)	(5,355)	(7,682)
Sales	0	(65)	(65)
Disposals	0	(259)	(259)
Depreciation of assets disposed	0	(56)	(56)
Depreciation	1,686	8,721	10,407
At 31 March 2006	66,170	195,059	261,229
Net book value 31 March 2006	173,068	167,541	340,609

Depreciation and impairment losses, classified by operational category, is shown in the following schedule:

	YTD 2006	YTD 2005
Cost of goods sold	7,146	2,454
Sales and marketing expenses	1,021	491
Administration	710	455
Research and development	1,530	651
	10,407	4,051

Properties, plants and equipments are pledged to secure general banking facilities granted.

Interim financial statements of Actavis Group hf. 31 March 2006 21 *Amounts are in thousands of euro*

10. The Consolidation

At the end of the period the Company owned twenty-six subsidiaries that are all included in the consolidation. The subsidiaries owned fifty subsidiaries at the end of the period. The companies are as follows:

Name of subsidiary	Location	Ownership	Principal activity
Actavis hf. (Delta hf.)	Iceland	100%	Production, Sales and Marketing
Actavis BV (Medis Holland BV)	Netherlands	100%	Holding company
Actavis Ltd. (Pharmamed Ltd)	Malta	100%	Production, S&M and R&D
Actavis Trading Ltd	Malta	100%	Trading
Alpharma B.V.	Netherlands	100%	Sales and Marketing
Higia AD	Bulgaria	100%	Distribution
Actavis Ltd.	Cyprus	100%	Holding company
Actavis EAD (Balkanpharma AD)	Bulgaria	100%	Holding company and S&M
Actavis Operations Ltd.	Bulgaria	100%	Holding company
Balkanpharma Dubnitsa AD	Bulgaria	95%	Production
Balkanpharma Troyan AD	Bulgaria	98%	Production
Balkanpharma Razgrad AD	Bulgaria	94%	Production
Balkanpharma Security AD	Bulgaria	100%	Security services
Balkanpharma OOO	Russia	100%	Sales and Marketing
Actavis OOO	Russia	90%	Sales and Marketing
Balkanpharma Healthcare Int.	Cyprus	100%	Sales and Marketing
MM Pharma LLC	USA	100%	Sales and Marketing
Verben S.A.	Uruguay	50%	Production, Sales and Marketing
Actavis UK Ltd.	UK	100%	Administration
Actavis Inc. (Pharmaco Inc.)	USA	100%	Business Development
Alpharma USPD Inc.	USA	100%	Production
Amide Holding Inc.	USA	100%	Holding company
Amide Pharmaceuticals Inc.	USA	100%	Production, S&M and R&D
G.F. Reilly Company	USA	100%	Holding company
Point Holdings Inc.	USA	100%	Holding company (Real estate)
Colony Pharmaceuticals Inc.	USA	100%	Legal company
Purepac Pharmaceuticals Co.	USA	100%	Production
Actavis Ireland	Ireland	100%	Sales and Marketing
Actavis Nordic A/S	Denmark	100%	Business Support
Alpharma AB	Sweden	100%	Sales and Marketing
Alpharma Germany GmbH	Germany	100%	Holding company
Alpharma Management GmbH	Germany	100%	Administration
Alpharma-Isis GmbH & Co. KG	Germany	100%	Sales and Marketing
Alpharma International GmbH	Germany	100%	No activity
Alpharma OY	Finland	100%	Sales and Marketing
Alpharma Pharmaceuticals GmbH	Germany	100%	No activity
Actavis A/B (UNP Sweden AB)	Sweden	100%	Sales and Marketing

Interim financial statements of Actavis Group hf. 31 March 2006 22 *Amounts are in thousands of euro*

Consolidation, continued:

Company	Country	Ownership	Activity
Actavis A/S	Denmark	100%	Sales and Marketing
Actavis A/S	Norway	100%	Sales and Marketing
Actavis Norway A/S	Norway	100%	Production
Actavis OY	Finland	100%	Sales and Marketing
Nordisk Ibu-Pharma ApS	Denmark	100%	Sales and Marketing
GM Invest BV	Netherlands	100%	Holding company
Kéri Pharma Generics Kft	Hungary	100%	Sales and Marketing
Orbita ApS	Denmark	100%	Holding company
Ophtha A/S	Denmark	100%	Sales and Marketing
UAB Actavis Baltic	Lithuania	100%	Sales and Marketing
Actavis Pharma	India	100%	Research and Development
Alpharma (China) Holding Ltd.	Hong Kong	100%	Holding company
Alpharma (Foshan) Pharmac. Co. Ltd.	China	90%	Sales and Marketing
Alpharma Holdings Ltd.	UK	100%	Holding company
Alpharma (U.K) Ltd.	UK	100%	No activity
Cox Investments Ltd.	UK	100%	No activity
Alpharma Ltd.	UK	100%	Production, S&M and R&D
Alpharma Laboratories Ltd.	UK	100%	No activity
Alpharma (Singapore) Pte. Ltd.	Singapore	100%	Sales and Marketing
Biovena Pharma Sp.	Poland	100%	Sales and Marketing
Colotech AS,	Denmark	86%	Research and Development
Fako İlaçlari AŞ	Turkey	100%	Production, S&M and R&D
Lotus Laboratories Ltd	India	100%	Clinical Research Organisation
Medis GmbH	Germany	60%	Sales and Marketing
Medis Ltd.	Isle of Man	100%	Sales and Marketing
Medís ehf.	Iceland	100%	Third party sales
Medis Danmark AS	Denmark	100%	Third party sales
NM Pharma ehf.	Iceland	100%	Sales and Marketing
Oncopharma AG	Switzerland	100%	Distribution
Sindan Polska SA	Poland	100%	Sales and Marketing
Pharma AVALANCHEe s.r.o.	Czech Rep.	100%	Sales and Marketing
Pharma AVALANCHEe s.r.o.	Slovakia	100%	Sales and Marketing
PT Alpharma	Indonesia	100%	Production
Sindan AG	Switzerland	100%	Holding company
Sindan Pharma SRL	Romania	100%	Production
Sindan SRL	Romania	100%	Distribution
Zenara Pharma Ltd.	UK	50%	Joint venture
Zdravlje AD	Serbia	73%	Production, S&M and R&D
Zdravlje T Trade Ltd.	Serbia	100%	Sales and Marketing

At the end of March the Company acquired Sindan AG for EUR147.5 million. The effects of the acquisition is classified among other investments in the balance sheet.

Interim financial statements of Actavis Group hf. 31 March 2006 23 *Amounts are in thousands of euro*

11. Acquisitions

In accordance with the relevant IFRS standard, the Company carried out an assessment of the fair value of the assets and liabilities of each of the businesses and companies acquired in 2005. The IFRS standard allows a period of up to one year from the date of acquisition for the assessments to be completed by the Company.

The enclosed amendment to the balance sheet of 1st of January 2006 is due to continued work in relation to the assessment of the fair value of assets and liabilities acquired through the purchase of the generic business of Alpharma. The assessments have been carried out with the assistance of outside experts. The assessments are provisional but no material changes are foreseeable.

Changes in the balance sheet at year-end 2005:	Previously reported	Change due to PPA	New balance at year-end 2005
Assets			
Development cost	68,925	23,819	92,744
Goodwill	784,634	98,721	883,354
Other intangible assets	479,032	(103,497)	375,535
Property, plant and equipment	346,270	(2,362)	343,909
Deferred tax assets	54,417	4,163	58,581
Other receivables	5,813	4,873	10,686
Liabilities			
Deferred income tax liability	(78,506)	(25,718)	(104,224)

12. Inventories

	YTD 2006	2005
Raw material	85,288	101,299
Work in progress	28,182	34,341
Finished goods	110,679	92,999
Other inventories	4,331	2,728
	228,481	231,367

The Group has pledged certain assets, including inventory to secure general banking facilities granted.

Interim financial statements of Actavis Group hf. 31 March 2006 24 *Amounts are in thousands of euro*

13. Share capital

Total share capital comprises of class A common shares and class B preference shares. The Company has 100 outstanding class B preference shares with a nominal value of EUR100,000. As preference shares they entitle the shareholders to receive dividend payments before class A common stock shareholders but exclude any voting rights.

The Company has the right to redeem at any time the Class B shares until May 2011 at a redemption price that equals the original sales price with 11% annual premium for the first year. This premium is increased by 1% each year until maturity. After May 2011 shareholders of Class B shares have the right to convert the Class B shares to Class A common stock shares at an exchange rate that, if exercised in full, would result in 39% shareholding in Class A common stock.

Changes in the nominal value of class A common stock during the year are as follows:

	Number of shares in thousands	EUR
Outstanding class A common stock at 1 January 2005	2,791,162	36,181
New shares issued	360,891	4,557
Purchase of treasury shares	(22,318)	(288)
Sale of treasury shares	199,366	2,512
Outstanding class A common stock at 1 January 2006	3,329,101	42,962
Purchase of treasury shares	(5,500)	(67)
Sale of treasury shares	25,570	117
Outstanding class A common stock at 31 March 2006	3,349,171	43,012

Class A common stock is as follows and the nominal value of each share is one Icelandic krona.

	Number of shares in thousands	Ratio	EUR
Outstanding common stock at the end of the period	3,349,171	99.8%	43,012
Treasury shares at the end of the period	5,500	0.2%	67
Total common stock issued	3,354,671	100.0%	43,079

14. Other reserves

Included in other reserves are translation reserve, stock option reserve and statutory reserve.

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations and is recgonised directly as a separate component of equity.

15. Stock options

Actavis Group has granted its employees stock options exercisable in the years 2006 - 2007. The Company intends to use treasury shares and / or increase share capital to meet the obligations. These stock options at the end of the period amounted to 35,9 million shares.

	Number of shares		
Contract rate (ISK)/Conditions/Date granted	2006	2007	Total
2,64/Conditional/June 2001	377	0	377
38.5/Conditional/June 2005	18,294	17,249	35,543
	18,671	17,249	35,920

Options are terminated if an employee leaves the Group before the options vest. The stock options granted in June 2005 are exercisable in 10 days from exercise date which falls on 10 November in 2006 and 2007 respectively.

16. Risk management

The principal objective of risk management is to reduce financial risk in the Group and to increase its financial stability. The Group's risk management policy constitutes a framework of guidelines and rules covering areas such as foreign exchange, interest, and use of derivatives, as well as liquidity and credit risk. The Group's treasury and risk management function is centralised and supports this objective by identifying, evaluating and hedging financial risk. The Group's Treasury guarantees cost-efficient funding and acts as an internal bank for the subsidiaries.

• Foreign exchange risk, transaction and translation exposure
The Group operates internationally and is exposed to foreign exchange risk from various currencies. The underlying net foreign exchange transaction exposure is hedged with derivatives, mainly foreign exchange contracts. These instruments all mature within one year. The Group only hedges foreign exchange currency cash flow forecast of less than 12 months. Translation risk arises as a result of converting the Group's financial results to the functional currency. Translation risk is not hedged.

• Interest rate risk
Fluctuations in interest rates have direct impact on earnings. The interest rates used in the Group's budget are based on forward rates and the Group's policy is to have the majority of funding on floating interest rates.

• Credit risk
The Group has no significant credit risk. To minimise credit risk the Group focuses on ensuring that customers have an appropriate credit history and sufficient guarantees. There is in place an active monitoring process within the Group.

• Liquidity and refinancing risk
The Group has uncommitted and committed credit lines in place to maintain sufficient liquidity and flexibility in funding. The Company is a net borrower and surplus liquidity is used to repay external debt.

Interim financial statements of Actavis Group hf. 31 March 2006 26 *Amounts are in thousands of euro*

17. Interest bearing loans

Interest bearing loans are specified as follows:

	YTD 2006	2005
Loans in USD	910,982	174,012
Loans in EUR	177,826	689,476
Loans in GBP	0	227
Loans in MTL	8,182	8,488
Loans in BGL	0	1,534
Loans in ISK	14,455	16,362
Loans denominated in other currencies	1,124	673
	1,112,568	890,772
Current maturities, included in interest bearing loans	(193,365)	(22,383)
Interest bearing loans	919,203	868,389

Aggregated annual maturities are as follows:

	YTD 2006	2005
On demand or within 12 months	193,365	22,383
Within 24 months	13,833	20,796
Within 36 months	134,780	126,197
Within 48 months	136,994	128,290
Within 60 months	614,102	576,575
Subsequent years	19,495	16,531
	1,112,568	890,772

The Company has pledged certain assets to secure banking facilities granted. The equivalent EUR808 million loan facility and the EUR250 million revolving credit facility include certain financial covenants; both standard for such a facility as well as company specific. Included in the loan agreement is various provisions which limits Company's actions without prior consultancy with the lender. The main, being certain net debt/EBITDA requirements and restrictions on further M&A activity.

18. Retirement benefit obligation

The retirement benefit obligation represents an employee termination indemnity due to the Turkish subsidiaries. In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments which are calculated on the basis of an agreed formula, are subject to certain upper limits and are recognized in the accompanying financial statements as accrued. The reserve has been calculated by estimating the present value of the future obligation of the Group that may arise from the retirement of the employees.

Interim financial statements of Actavis Group hf. 31 March 2006 27 *Amounts are in thousands of euro*

19. Obligation under finance leases

Accounts payable under finance leases:	Min. lease payments YTD 2006	Min. lease payments 2005	Remaining balances YTD 2006	Remaining balances 2005
Obligation under finance leases	26,056	26,414	17,016	17,627
Current maturities	(3,249)	(3,084)	(2,185)	(2,111)
Long term obligation under finance leases	22,806	23,330	14,831	15,516
Aggregated annual maturities are as follows:				
On demand or within 12 months	3,249	3,084	2,185	2,111
Within 24 months	3,147	3,048	2,308	2,582
Within 36 months	1,874	1,885	1,177	1,251
Within 48 months	1,470	1,371	847	766
Subsequent years	16,316	17,026	10,499	10,916
	26,056	26,414	17,017	17,626
Less: future finance charges	(9,040)	(8,788)		
Remaining balances	17,017	17,626		

The management estimates that the fair value of the consolidated lease obligations approximates their carrying amount.

The obligations under finance leases are pledged by the lessor's charge over the leased assets.

20. Deferred tax

	Deferred tax assets	Deferred tax liabilities	Net
At 1 January 2006	54,417	(78,506)	(24,089)
Adjustment due to purchase price allocation	4,163	(25,718)	(21,554)
Adjusted balance at 1 January 2006	58,581	(104,224)	(45,644)
Calculated tax for the period	(1,235)	(6,916)	(8,150)
Income tax payable for the period	1,085	11,780	12,865
Exchange differences	(2,548)	3,086	538
At 31 March 2006	55,883	(96,274)	(40,391)

21. Provisions

	Other provisions
At 1 January 2006	2,474
Additional provision during the period	4,304
Utilisation of provision	(1,430)
Unwinding of discount	29
Exchange difference	20
At 31 March 2006	5,397

Interim financial statements of Actavis Group hf. 31 March 2006 28 Amounts are in thousands of euro

22. Commitments

	Commitments
Contingent liability due to earn-out clauses	35,830
Loan guarantee granted to subsidiaries	12,000
Commitment to invest in Serbia during next three years	4,300
Commitment to increase share capital in subsidiary during next three years	2,000
At 31 March 2006	54,130

Purchase agreements in respect of acquired businesses include earn-out clauses based on performance. The total value of these earn-out clauses is capped at EUR88.0. Within this amount, the earn-out clause in respect of the acquisition agreement for Amide Pharmaceuticals Inc. represents a value of up to EUR83.0 million. As at 31 March 2006, EUR55.1 million of the Amide Pharmaceutical Inc. earn-out had been recognised. Subject to conditions, the balance of up to EUR27.9 million will be payable in March 2007.

23. Contingent liabilities

German authorities required the Group's German subsidiary to provide updated safety and efficiency data on one of its major product on or before November 2004. The subsidiary complied but has received a non-approval letter. The subsidiary has appealed this decision to the Administrative Court which has suspended effect. If market authorization for the product is withdrawn, the subsidiary's operating income would be significantly impacted. The subsidiary was included in the acquisition of the Alpharma subsidiaries effective on 18 December. In the purchase price allocation the fair value of this product was determined taking this uncertainty into consideration.

In June 2003, Alpharma Ltd. UK received a request for certain information from the United Kingdom Office of Serious Fraud. The Serious Fraud Office (SFO) requested documents related to the Company's dealings with several of its competitors with respect to activities in certain specified drugs during the late 1990s. The Company responded to this request and has been informed by the SFO that it has initiated a criminal investigation of possible violations of laws by the Company and its former UK executives. If the Company is found guilty it could be subject to a fine in an amount not limited by statute.

24. Financial ratios

The main financial ratios for the Group are as follows:	YTD 2006	2005
Equity ratio	0.40	0.42
Current ratio	1.37	1.65

	YTD 2006	YTD 2005
EBITDA	72,499	24,565
EBITDA as a percentage of revenues	21.2%	24.1%
Working capital provided by operating activities	52,141	24,759

Interim financial statements of Actavis Group hf. 31 March 2006 29 *Amounts are in thousands of euro*



KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Presentation of 1Q 2006 12.5.2006 08:44:25

Flokkur: Afkomufréttir

Prenta

Actavis Group Presentation- Q1 2006.pdf

See Attachment


actavis

Record Quarter in growth and profits

Q1 financial results



Robert Wessman, President & CEO
Mark Keatley, CFO
Sigurdur Olafsson, President of N-America Sales


actavis

Forward looking statement

Any statement contained in this presentation that refers to Actavis' estimated or anticipated future results or future activities are forward-looking statements which reflect the Company's current analysis of existing trends, information and plans. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially depending on factors such as the availability of resources, the timing and effect of regulatory actions, the success of new products, the strength of competition, the success of research and development issues, unexpected contract breaches or terminations, exposure to product liability and other lawsuits, the effect of currency fluctuations and other factors. Actavis does not undertake the obligation to update or alter these forward-looking statements beyond its duties as an issuer of listed securities on the Iceland Stock Exchange.


actavis

Today's speakers



Robert Wessman
President & CEO



Mark Keatley
Executive CFO



Sigurdur O Olafsson
President of N-America Sales


actavis

Agenda

1. First quarter higlights
2. Financial highlights
3. Sales performance
   - Own-label
     - CEE Asia and WEMEA
     - North America
   - Third-party sales
4. Q&A





Quarterly highlights

- Revenue growth in all business divisions
- Net profit EUR31.3 million
- Underlying growth 23%
- Record number of product launches
- Integration activities on above expectations
- Acquisition of Sindan in Romania





Integration on track

- Strategic acquisitions 2005-2006
  - Lotus Laboratories, Biovena, Pharma Avalanche, Amide, Keri Pharma, Higia, Alpharma's Human Generics Business, Ophtha, Sindan
- Integration exceeding expectations
- Synergy targets and integration plan on track
  - Profitability enhanced
  - Structural changes made
  - Internal branding completed
  - Sales increased
  - Pipeline enhanced
  - Record number of product launches
  - Headcount right sized
  - Negotiations with key vendors





Acquisition of Sindan
Compelling strategic rationale

- Dedication and expertise in the oncology field
  - New therapeutic area for Actavis
  - Opportunity to register and sell oncology product in Actavis markets
- Platform to sell current Actavis products in Romania
  - One of the fastest growing markets
  - Largest hospital supplier in Romania and few competitors in the international markets
- Strong growth potential
  - Fast growing Romania market
  - Export of Oncology products
- Highly profitable business model and sound balance sheet



Update on proposed offer for Pliva

Highly compelling strategic rationale
- Creates the third largest company in the global generics industry, with a leading position in key markets
- Product portfolio would cover the complete generics platform
- Access to strong biogenerics capabilities
- Allows increased access to low cost manufacturing facilities, more efficient distribution and enhanced supply chain capabilities
- Further expands Actavis' long term growth prospects

Proposal
- All cash offer of HRK630 per share, values PLIVA at US$1.9 billion
- Management highly confident to finance the transaction through JP Morgan and HSBC

Latest Developments
- Discussions now in progress and NDA signed with PLIVA
- Actavis prepared to seek opportunities elsewhere if necessary

actavis

Record quarter in profits

Exceeding management expectations

Thousands of Euro	Three months ended 31 March		
	Q1 2006	Q1 2005	% Change
Total revenues	341.879	101.790	235,9%
EBITDA	72.499	24.565	195,1%
EBITDA %	21,2%	24,1%	(2,9%)
Net profit (excl. minorities)	31.859	11.095	187,2%

- Strong performance from all key revenue divisions with 23% underlying growth*
- First time contribution of Alpharma's Human Generics business
- 86 market and products launches in Group's markets
- EBITDA margin and profits exceeding management expectations
  - Underlying EBITDA growth of 17%
  - 58% increase in earnings per share (fully diluted)

* 20% at constant exchange rates

actavis

Well placed in key markets



Other Revenues
2%
US
33%
Turkey
9%
Germany
8%
UK
6%
Russia,
Ukraine & CIS
6%
Denmark
3%
Bulgaria
3%
Netherlands
2%
Serbia
2%
Other Product
Sales
26%

actavis

Financial highlights

Mark Keatley
CFO



actavis

Financial highlights Q1

Thousands of Euro	Q1 2006	Q1 2005	% Change
Total revenues	341,879	101,790	235.9%
Total expenses	(291,836)	(82,918)	252.0%
EBITDA	72,499	24,565	195.1%
EBITDA/revenues	21.2%	24.1%	(2.9%)
EBIT	50,041	18,872	165.2%
Profit before tax (PBT)	40,090	11,674	243.4%
Net profit*	31,859	11,095	187.2%
Underlying Growth	23.0%	21.9%	N/A
Earnings per share (EPS)	0.00589	0.00372	58.4%

*Net Profit excluding Minority Interest

actavis

Revenue by quarter


EUR million
350
300
250
200
150
100
50
0
102
122
161
182
342
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006

Q1 Underlying growth 23%

actavis

Revenue Bridge


Q1 2005 to Q1 2006 Revenue Bridge
EUR millions
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
Underlying Growth = EUR 23m = 23%
2004 Revenue
Own Brand
Third Party
USA
Other
Acquisitions
Alpharma
2005 Revenue
341.8 million
149.6 million
67.4 million
-0.2 million
0 million
10.6 million
12.6 million

actavis

Financial highlights Q1

Revenue by segments

Q1 2005


Intellectual Property 3%
API 6%
WEMEA 1%
Third Party 25%
CEE Asia 65%

Q1 2006


Intellectual Property 1%
API 1%
Third Party 11%
USA 33%
CEE Asia 33%
WEMEA 21%

API: Active Pharmaceutical ingredients
Other: Revenues from Lotus, India

actavis

Gross Margin Bridge


Q1 2005 to 2006 Gross Margin Bridge
EUR millions
200.0
160.0
120.0
80.0
40.0
46%
43%
Underlying growth = EUR 5m = 11%
Net Sales
COGS
Acquisitions
Alpharma
146.9 million
58 million
37.5 million
-14.1 million
19.1 million
46.4 million

EBITDA margin


actavis
EUR million
80
70
60
50
40
30
20
10
0
30%
28%
26%
24%
22%
20%
18%

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006
EBITDA	24.6	23.4	48.3	54.3	72.5
EBITDA to Revenues	24%	19%	30%	30%	21%

EBITDA Bridge


actavis
Q1 2005 to 2006 EBITDA Bridge
EUR millions
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
Underlying growth = EUR 4.3m = 17.4%
24%
21%
2005 EBITDA
Underlying
Amide
Other Acquisitions
Alpharma
2006 EBITDA
72.5 million
19.5 million
2.4 million
21.7 million
4.3 million
24.6 million

Cost ratio trend


actavis
% of revenue
60%
50%
40%
30%
20%
10%
0%

	Cost of Sales	Sales & Marketing	General	R&D*
2Q 2005	63.1	20.7	12.1	9.5
3Q 2005	72.9	22.2	14.9	14.4
4Q 2005	79.7	21.5	22.2	19.3
1Q 2006	186.2	51.0	32.1	22.6

*Expensed R&D

Balance sheet
Assets


actavis
3,000
2,500
2,000
1,500
1,000
500
0

	31/3 2006	31/12 2005
Receivables	338.1	299.6
Inventories	228.5	231.4
Other Current assets	146.9	108.5
Other Fixed assets	544.5	403.4
Intangibles	460.7	468.3
Goodwill	871.8	883.4
TOTAL ASSETS	**2,590.5**	**2,394.6**



Balance sheet
Equity & liabilities

	31/3 2006	31/12 2005
Stockholders' equity	1,015.2	997.3
Minority interest	11.0	10.7
Non-current liabilites	1,043.7	999.7
Current liabilites	520.6	386.9
Total Shareholder's Equity	**2,590.5**	**2,394.6**



Cash Flow
EUR '000

	Jan-Mar 2006	Jan-Mar 2005
Working capital from operating activities	52,140	24,759
Net Cash provided by operating activities	[illegible]	[illegible]
R&D	(12,313)	(4,497)
CAPEX	(20,233)	(15,542)
Acquisitions	(147,683)	0
Other investments	0	(21,227)
Investing activities total	[illegible]	[illegible]
Changes in Capital Stock	14,440	0
Increase in debt (net)	212,845	26,359
Other	0	0
Financing activities total	[illegible]	[illegible]
Net change in cash and cash equivalents	[illegible]	[illegible]
Effect of foreign exchange adjustments	(1,465)	471
Cash and cash equivalents at beginning of period	99,308	17,325
Cash and cash equivalents at end of period	[illegible]	[illegible]



Financial guidance

Guidance for 2006

- Expected revenue 2006 EUR1.36 billion
- EBITDA margin of 20.1
- Strong growth expected in North America and CEEA divisions
- Third-party division delivering low single digit growth



Sales performance

Sigurdur Oli Olafsson
President of North-America sales



actavis

Actavis Group sales - 1Q



actavis

Regional sales Q1



Western Europe
EUR
WEMEA 71.9m (21%)
Third Party 36.2m (10.6%)
Total 108.1m
CEE
EUR
CEE 109.3 m (32%)
Total 109.3 m
USA
EUR
USA 113 m (33.1%)
Total 113 m
EUR
Other 7 m (2%)
Total 7 m
Asia
EUR
Asia 4.5 m (1.3%)
Total 4.5 m

Other: Lotus, intellectual property and royalties

actavis

CEE sales



actavis

CEE Sales by Market

116.5 million in Q1 2006



Other
20%
Turkey
31%
Serbia
7%
Russia
12%
Bulgaria
30%



CEE Highlights Q1 2006
EUR116.5 million

Highlights

- First quarter sales of the division grew by 62%
- 30 products were launched into key markets
  - Total of 24 different molecules/products
  - Five first to market



CEE - key markets

Turkey - 31% of division sales
- Sales grew by 30% to EUR 36.3 from Q1 2005
- Good volume growth on most products


EUR million
Q1 2006
30%
35
30
25
20
15
10
5
0
1Q 2005
1Q 2006

Russia, Ukraine & CIS - 12% of division sales
- Strong growth of 11.5% up to EUR13.5 million
- Increased promotion and branding activity
- Three new products launched


Q1 2006
11.5%
14
12
10
8
6
4
2
0
1Q 2005
1Q 2006



CEE - key markets

Bulgaria - 17% of division sales
- Lower sales than anticipated in the quarter
- Stock level reduced at wholesalers


EUR million
Q1 2006
174.9%
35
30
25
20
15
10
5
0
1Q 2005
1Q 2006

Balkan - 12% of division sales
- Good growth of 22% from 1Q 2005
- New markets like Romania, Albania and Republic of Srpska doing well


EUR million
Q1 2006
22%
8
6
4
2
0
1Q 2005
1Q 2006



CEE sales
Top five products


Total EUR116.5 million in Q1 2006
EUR million
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Cravit
Troxevasin
Piezam
Oraceftin
Sedalgin Neo

actavis

WEMEA sales



actavis

WEMEA Sales by Market

EUR71.9 million in Q1 2006


Other
16%
United Kingdom
27%
Sweden
8%
Netherlands
8%
Germany
18%
Norway
9%
Denmark
13%

actavis

WEMEA Highlights Q1 2006

EUR71.9 million

Highlights

- Total sales of EUR71.9 million,
  - 95% has been generated as the result of the Alpharma acquisitions
- 25 products were launched
  - Total of 16 different molecules/products
  - 11 first to market

actavis

WEMEA - Q1 2006

Top 10 products


Total EUR71.9 million
EUR million
8.0
6.0
4.0
2.0
0.0
Vancomycin
DERMATOLOGICALS
Pentaerithrityl tetranitrate
Diazepam
Paracetamol
Cyanocobalamin
Dihydrocodeine
Sodium fluoride
Progesterone
Simvastatin

actavis

Third-party sales



actavis

Sales development
EUR38.9 million

Third-party sales by quarters - highlights

	Q1 2006
Sales	38.9
% of Group Revenues	11.4%
Underlying Growth	38.0%

Highlights

- Good increase from Q1 2005
- Sales performance of products in line with expectations
- 25 New market launches in Q1, thereof three on patent expiry
- Sales of intellectual property below expectations

actavis

Third-party sales - Q1 2006
Total EUR38.9 million

Sales by segments


Finishead Products
Intellectual Property

Intellectual Property

- 2.4 million, down 23% from Q1 2005
- Revenue from 36 products

Sales by therapeutic class


Other 6%
Anti-infectives 14%
Central nervous system 37%
Cardiovascular 41%

Finished products

- 36.5 million, up 54% from Q1 2005
- Revenue from 39 products

actavis

Well placed in key markets - Q1
Finished products total EUR38.9 million


Other 25%
Germany 40%
Austria 4%
Poland 4%
Switzerland 5%
Netherlands 6%
Belgium 6%
France 10%

*Market split excludes sale[illegible]ntellectual property

actavis

Third-party - Q1 2006
Top 10 products

Total EUR38.9 million


EUR million
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
RAMIPRIL
CIPROFLOXACIN
CITALOPRAM
RAMIPRIL HCT
SERTRALINE OMEGA
LISINOPRIL HCT
PAROXETINE
RISPERIDONE
FLUCONAZOL
TERBINAFINE DELTA

actavis

North America sales



actavis

North America Sales
EUR113.0 million

North America sales

	Q1 2006
Amide	35,993
Elizabeth	47,794
Semi Solid and liquids	29,226
Total	113,013

Highlights

- Strong performance of Amide
- Six new products launched in the quarter

Sales exclude impact from Alpharma acquisition

actavis

Significant launch activity in Q1


CEEA
WEMEA
Third-party
US
30
25
25
6
0
5
10
15
20
25
30
35

A total of 86 product launches

A total of 47 different compounds/molecules

29 from Actavis R&D

18 from in-licensing

For new products and launches of existing products on new markets
Product is defined as molecule per pharmaceutical form. From own development and includes in-licencing and co-development
ANDA: Abbreviated New Drug Applications


actavis

Development Status

	EU	US	ROW	Total
Development Projects	123	109	21	**253**
Molecules/Products	82	97	13	192
Ongoing Registrations				44


Early
Development
107


Full
Development
89


Biostudy /
Stability
57


Registration
44

Total pipeline: 297 projects


actavis

Investor & Media Relations:

Robert Wessman, President & CEO — Tel: +354 535 2300

Mark Keatley, CFO — Tel: +354 535 2300

Halldor Kristmannsson Vice President Corporate Communications — Tel : +354 535 2300/ +354 840 3425

Financial Dynamics - New York
Charles Armitstead — Tel: (+1) 212 850 5600

